January 25, 2011
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549

RE:	Goodrich Petroleum Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Comment Letter Dated December 28, 2010 File No. 001-12719
Dear Mr. Horowitz:
We are providing the following responses to the comment letter dated December 28, 2010 from the staff of the U.S. Securities and Exchange Commission (the “SEC” or the “Staff”) regarding our Form 10-K for the fiscal year ended December 31, 2009 (our “Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. Unless otherwise indicated, all page numbers in our responses refer to our Form 10-K.
Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K is not materially inaccurate or misleading and, therefore, believe that amendment of our existing filing is not necessary. Instead, as indicated in our responses below, we respectfully propose to make appropriate clarifications or modifications to our disclosures in future filings.
Form 10-K for Fiscal Year Ended December 31, 2009
Business and Properties, page 3
Net Production, Unit Prices and Costs, page 10
1.	We read your response to prior comment 3, but it appears you addressed only that production information required by Item 1204(a) of Regulation S-K for your oil fields is unnecessary, due to immateriality. However, we note the following disclosure on page 3 of your filing, “We own working interest in 466 active oil and gas wells located in 24 fields in six states.” [Emphasis added.] Additionally, on page 6, you indicate that two fields, Beckville and Bethany Longstreet, each contain 15% or more of your total proved reserves. Accordingly, please expand your disclosures to also provide production information by final product sold for each field that contains 15% or more of your total proved reserves, whether a natural gas or oil field, or explain to us why you concluded that the information for each significant field was not required.

As we described in our previous letter and in the Form 10-K, we made a strategic decision in 2009 to change our focus on horizontal drilling in certain resource plays rather than drilling traditional vertical wells in historically productive zones. As a result, most of our drilling and reserves and production additions in 2009 and 2010 relate to horizontally drilled wells in the Haynesville Shale, a blanket resource play covering much of our geographic area of operations. Our traditional “field” designations described in prior Form 10-K’s and, as the Staff points out, in a few places in the 2009 10-K, refer to “fields” as designated by state regulatory agencies, all of which were historically designated based on reserves targeted in formations other than the Haynesville Shale that were developed initially and primarily with vertical drilling techniques. In view of our change of strategy, we believe these historical field designations have far less meaning in understanding our operations and reserves, and in fact could be misleading in that it infers a delineation of known Haynesville Shale reserves, a formation that was never taken into consideration in the field designation. Further, we believe that such separate field designations may not necessarily conform with the definition of “field,” as such term is defined in Rule 4-10 or Regulation S-X, especially in exploring the Haynesville Shale. Accordingly, we submit that the individual production disclosures of the two of our historically designated and vertically delineated “fields” that exceed 15% of our total reserves at December 31, 2009 are not material to an understanding of our reserves and operations.
If the staff disagrees with our analysis, we propose to update our disclosure in future filings for all historically designated fields that contain 15% or more of our total proved reserves at year-end, which for 2009 would have read as follows:

	Sales Volumes
	Natural	Oil &		Avg Daily
	Gas	Condensate	Total	Production
	(MMcf)	(MBbls)	(MMcfe)	(Mcfe/d)
Year Ended December 31, 2009
Beckville	4,946	47	5,225	14,316
Bethany Longstreet	6,538	5	6,567	17,991
All Other Fields	17,407	99	18,004	49,325

Total	28,891	151	29,796	81,632

Year Ended December 31, 2008
Beckville	4,176	39	4,413	12,090
Bethany Longstreet	2,884	5	2,914	7,985
All Other Fields	16,114	123	16,849	45,979

Total	23,174	167	24,176	66,054

Year Ended December 31, 2007
Beckville	4,340	37	4,560	12,492
Bethany Longstreet	2,875	7	2,914	7,985
All Other Fields	8,066	74	8,517	23,334

Total	15,281	118	15,991	43,811

We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 399-3196 or by facsimile at (832) 389-5344 or (832) 389-5396.

Very truly yours,
/s/ Jan L. Schott
Jan L. Schott
Senior Vice President & Chief Financial Officer